SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(RULE 14d-101)

(Amendment No. 3)

SOLICITATION/RECOMMENDATION STATEMENT UNDER
SECTION 14(D)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

ADVANCED ACCELERATOR APPLICATIONS S.A.

(Name of Subject Company)

ADVANCED ACCELERATOR APPLICATIONS S.A.

(Name of Person(s) Filing Statement)

Ordinary shares, par value €0.10 per share (“Ordinary Shares”)
American Depositary Shares (“ADSs”), each representing two Ordinary Shares of Advanced Accelerator Applications S.A., par value €0.10 per share
(Title of Class of Securities)

00790T100 (ADSs)
(CUSIP Number of Class of Securities)

Heinz Mäusli

Advanced Accelerator Applications S.A.

20 rue Diesel

01630 Saint Genis Pouilly, France

+33 (0)4 50 99 30 70

(Name, Address and Telephone Number of Person Authorized to Receive Notices
and Communications on Behalf of the Person(s) Filing Statement)

Copies to:
William H. Aaronson

John G. Crowley

Yasin Keshvargar

Davis Polk & Wardwell LLP

450 Lexington Avenue

New York, NY 10017

(212) 450-4000

☐  Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 3 to Schedule 14D-9 (this “Amendment”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 originally filed with the United States Securities and Exchange Commission on December 7, 2017 (together with the Exhibits and Annexes thereto and as amended or supplemented hereby and from time to time, the “Schedule 14D-9”) by Advanced Accelerator Applications S.A., a société anonyme organized under the laws of France (the “Company”).  The Schedule 14D-9 relates to the tender offer by Novartis Groupe France S.A., a société anonyme organized under the laws of France (“Purchaser”) and a direct and indirect wholly owned subsidiary of Novartis AG, a company organized under the laws of Switzerland, to purchase all of the outstanding ordinary shares, nominal value €0.10 per share (each, a “Company Share,” and collectively, the “Company Shares”), including Company Shares represented by American Depositary Shares (each of which represents two Company Shares) (each, an “ADS,” and collectively, the “ADSs”), of the Company, for U.S. $41.00 per Company Share and U.S. $82.00 per ADS, in each case, payable net to the seller in cash, without interest, less any withholding taxes that may be applicable, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated December 7, 2017 (together with any amendments or supplements thereto, the “Offer to Purchase”), and in the accompanying Ordinary Share Acceptance Form (together with any amendments or supplements thereto, the “Ordinary Share Acceptance Form”) and American Depositary Share Letter of Transmittal (together with any amendments or supplements thereto, and together with the Offer to Purchase, the Ordinary Share Acceptance Form and other related materials, as each may be amended or supplemented from time to time, the “Offer”).

Capitalized terms used, but not defined, in this Amendment shall have the meanings ascribed to them in the Schedule 14D-9.  Except as set forth below, the information set forth in the Schedule 14D-9 remains unchanged and is incorporated herein by reference as relevant to the items in this Amendment.

Item 3.  Past Contracts, Transactions, Negotiations and Agreements.

Item 3(a) (“Past Contracts, Transactions, Negotiations and Agreements — Arrangements with Current Executive Officers and Directors of the Company”) of the Schedule 14D-9 is hereby amended and supplemented by amending and restating the paragraph under the heading “Retention Plan Effective Upon the Offer Acceptance Time” with the following:

“Pursuant to the Memorandum of Understanding, the Company has established the terms of a retention plan for the benefit of approximately 35 key employees of the Company (the “Retention Plan”), which will become effective as of the time at which Purchaser accepts for payment and pays for any Company Shares (including the Company Shares represented by ADSs) validly tendered and not properly withdrawn pursuant to the Offer (the “Offer Acceptance Time”). Under the terms of the Retention Plan, the Company or the surviving corporation will pay to participating key employees retention payments in amounts ranging from six to twenty-four months of base salary, contingent on the continuing employment of the participating key employees through the scheduled payment dates during the applicable retention period (which ranges from six to thirty-six months). For participating employees who are required to remain employed with the Company for six months after the Offer Acceptance Time, the applicable retention amount will be payable, subject to continued employment, six months after the Offer Acceptance Time. For participating employees who are required to remain employed with the Company for one year after the Offer Acceptance Time, 100% of the applicable retention amount will be payable, subject to continued employment, on the first anniversary of the Offer Acceptance Time. For participating employees who are required to remain employed with the Company for two years after the Offer Acceptance Time, 50% of the applicable retention amount will be payable, subject to continued employment, on the first anniversary of the Offer Acceptance Time and the remaining 50% of the applicable retention amount will be payable, subject to continued employment, on the second anniversary of the Offer Acceptance Time. For participating employees who are required to remain employed with the Company for three years after the Offer Acceptance Time, 33 1/3% of the applicable retention amount will be payable, subject to continued employment, on each of the first, second and third anniversaries of the Offer Acceptance Time. Individual retention agreements for participating key employees will be entered into as of or promptly after the commencement of the Offer and will be based on a Form of Retention Agreement for US/Other Employees or a modified version of such form for employees located in certain other jurisdictions to account for variations in local law.

The foregoing description is qualified in its entirety by reference to the Form of Retention Agreement for US/Other Employees, a copy of which is attached as Exhibit (e)(16) hereto and is incorporated herein by reference.”

Item 3(a) (“Past Contracts, Transactions, Negotiations and Agreements — Arrangements with Current Executive Officers and Directors of the Company”) of the Schedule 14D-9 is hereby amended and supplemented by amending and restating the five paragraphs under the heading “Executive Officer Arrangements Effective Upon the Offer Acceptance Time” with the following:

“Two of the Company’s current executive officers, Stefano Buono and Gérard Ber, executed letter agreements with Parent, dated October 28, 2017 (the “Letter Agreements”), pursuant to which they agreed to provide transition services relating to the integration of the Company’s business (the “Agreed Services”) after the Offer Acceptance Time.  Under the Letter Agreements, the parties agreed to enter into more detailed formal agreements setting forth the duties and responsibilities of Mr. Buono and Mr. Ber, as applicable, in connection with the Agreed Services to replace and supersede the Letter Agreements.

As of the date of this Schedule, Mr. Buono and Mr. Ber have entered into such services agreements with Novartis Pharma AG (“Novartis Pharma”), a wholly owned subsidiary of Parent, dated  January 11, 2018 (the “Services Agreements”), regarding their continued service and compensation with the Company after the Offer Acceptance Time, as contemplated by the Letter Agreements.  The Services Agreements, which are contingent upon and effective as of the closing of the transactions contemplated by the Memorandum of Understanding (the “Closing”), will supersede the terms of the Employment Agreements as well as the Letter Agreements.  Pursuant to the Services Agreements, Mr. Buono and Mr. Ber have agreed to relinquish any claim to payments (other than their annual bonus for 2017, to the extent not previously paid) (i) under applicable law, contract or otherwise; (ii) under any severance plans, agreements or arrangements with Novartis Pharma, the Company or any of its subsidiaries, other than as set forth in the Services Agreements; and (iii) under their respective Employment Agreements, including the severance benefits described under “Employment Agreements with Executive Officers” in this Item 3(a) to which the executives would otherwise be entitled.  Under the Services Agreements, Mr. Buono and Mr. Ber have also agreed to resign from their positions with Company and its subsidiaries as of the Closing.

Effective as of the Closing, Mr. Buono will receive (i) annual compensation of $1,000,000, paid in monthly installments for the one-year period following the Closing, and (ii) a completion bonus of $1,000,000, paid in a single cash lump sum following the first anniversary of the Closing contingent on his performance in all material respects of the Agreed Services through the first anniversary of the Closing.  If Mr. Buono ceases to provide the Agreed Services and the Services Agreement terminates prior to the first year anniversary of the Closing, Mr. Buono will (i) receive (a) any previously unpaid portion of the annual compensation earned through his last day of service, if the Agreed Services terminate at his own initiation, or (b) any remaining and previously unpaid portion of the annual compensation, if the Agreed Services terminate at the initiation of Novartis Pharma; and (ii) (a) forfeit all rights to the completion bonus, if the Agreed Services terminate at his own initiation, or (b) receive the full completion bonus, if the Agreed Services terminate at the initiation of Novartis Pharma.  Mr. Buono’s Services Agreement also provides that, if any amounts paid or distributable by Novartis Pharma to or for the benefit of Mr. Buono would constitute an “excess parachute payment” within the meaning of Section 280G of the Code such that it would not be tax deductible by Novartis Pharma, then the amounts payable or distributable to Mr. Buono will be reduced to the maximum amount that may be paid or distributed without causing such payments or distributions to be nondeductible.

Effective as of the Closing, Mr. Ber will receive (i) annual compensation of CHF 892,800, paid in monthly installments for the one-year period following the Closing, and (ii) a completion bonus of CHF 892,800, paid in a single cash lump sum following the first anniversary of the Closing contingent on his performance in all material respects of the Agreed Services through the first year anniversary of the Closing.  If Mr. Ber ceases to provide the Agreed Services and the Services Agreement terminates prior to the first year anniversary of the Closing, Mr. Ber will (i) receive (a) any previously unpaid portion of the annual compensation earned through his last day of service, if the Agreed Services terminate at his own initiation, or (b) any remaining and previously unpaid portion of the annual compensation, if the Agreed Services terminate at the initiation of Novartis Pharma; and (ii) (a) forfeit all rights to the completion bonus, if the Agreed Services terminate at his own initiation, or (b) receive the full completion bonus, if the Agreed Services terminate at the initiation of Novartis Pharma.

Pursuant to the Services Agreements, Mr. Buono and Mr. Ber will be subject to certain non-competition and non-solicitation restrictive covenants during and for 12 months after their termination of service.  If Mr. Buono or Mr. Ber suffer an evidenced economic loss due to the non-competition restriction, and the restriction is not waived by Novartis Pharma, Novartis Pharma will compensate Mr. Buono or Mr. Ber, as applicable, for such loss by paying monthly installments through the restricted period based on their last monthly base compensation and any statutory allowances.

The foregoing description is qualified in its entirety by reference to the Letter Agreements and the Service Agreements, copies of which are attached as Exhibits (e)(14) — (15) and (e)(17) — (18) hereto and are incorporated herein by reference.”

Item 9.  Exhibits.

The following are hereby added to the list of exhibits, following Exhibit No. (e)(15) “Letter Agreement, dated October 28, 2017, by and between Novartis AG and Gérard Ber.”:

Exhibit No.	Description
(e)(16)	Form of Retention Agreement for US/Other Employees.*
(e)(17)	Services Agreement, dated as of January 11, 2018, by and between Novartis Pharma AG and Stefano Buono.*
(e)(18)	Services Agreement, dated as of January 11, 2018, by and between Novartis Pharma AG and Gérard Ber.*

*                 Filed herewith.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

ADVANCED ACCELERATOR APPLICATIONS S.A.

		By:	/s/ Heinz Mäusli
			Name:	Heinz Mäusli
			Title:	Chief Financial Officer

Dated:	January 12, 2018